UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Enliven Therapeutics, Inc.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
29337E102
(CUSIP Number)
OrbiMed Advisors LLC OrbiMed Capital GP VII LLC OrbiMed Genesis GP LLC OrbiMed Capital LLC 601 Lexington Avenue, 54th Floor New York, NY 10022 Telephone: (212) 739-6400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 23, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29337E102

1		Names of Reporting Persons. OrbiMed Advisors LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 8,949,339
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,949,339
11		Aggregate Amount Beneficially Owned by Each Reporting Person 8,949,339
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 21.8%*
14		Type of Reporting Person (See Instructions) IA

* This percentage is calculated based upon 41,011,501 shares of common stock outstanding of Enliven Therapeutics, Inc. (the “Issuer”), as reported directly by the Issuer.

CUSIP No. 29337E102

1		Names of Reporting Persons. OrbiMed Capital GP VII LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 8,661,225
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,661,225
11		Aggregate Amount Beneficially Owned by Each Reporting Person 8,661,225
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 21.1%*
14		Type of Reporting Person (See Instructions) OO

* This percentage is calculated based upon 41,011,501 shares of common stock outstanding of Enliven Therapeutics, Inc. (the “Issuer”), as reported directly by the Issuer.

CUSIP No. 29337E102

1		Names of Reporting Persons. OrbiMed Genesis GP LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 288,114
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 288,114
11		Aggregate Amount Beneficially Owned by Each Reporting Person 288,114
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 0.7%*
14		Type of Reporting Person (See Instructions) OO

* This percentage is calculated based upon 41,011,501 shares of common stock outstanding of Enliven Therapeutics, Inc. (the “Issuer”), as reported directly by the Issuer.

CUSIP No. 29337E102

1		Names of Reporting Persons. OrbiMed Capital LLC
2		Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 46,875
	8	Shared Voting Power 0
	9	Sole Dispositive Power 46,875
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 46,875
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 0.1%*
14		Type of Reporting Person (See Instructions) IA

* This percentage is calculated based upon 41,011,501 shares of common stock outstanding of Enliven Therapeutics, Inc. (the “Issuer”), as reported directly by the Issuer.

Item 1.  Security and Issuer

This Schedule 13D (the “Statement”) relates to the common stock, par value $0.001 per share  (the “Shares”) of Enliven Therapeutics, Inc., a corporation organized under the laws of Delaware (the “Issuer”), with its principal executive offices located at 6200 Lookout Road, Boulder, Colorado 80301. The Shares are listed on the NASDAQ Global Select Market under the ticker symbol “ELVN”. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

The Reporting Persons (as defined below) are filing this Statement as a result of the transactions more particularly described in Item 3 below.

Item 2. Identity and Background

(a) This Schedule 13D is being filed by OrbiMed Advisors LLC (“OrbiMed Advisors”), OrbiMed Capital GP VII LLC (“OrbiMed GP”), OrbiMed Genesis GP LLC (“OrbiMed Genesis”), and OrbiMed Capital LLC (“OrbiMed Capital”) (collectively, the “Reporting Persons”).

(b) — (c), (f) OrbiMed Advisors, a limited liability company organized under the laws of Delaware and a registered investment adviser under the Investment Advisers Act of 1940, as amended, is the managing member or general partner of certain entities as more particularly described in Item 6 below. OrbiMed Advisors has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

OrbiMed GP, a limited liability company organized under the laws of Delaware, is the general partner of a limited partnership as more particularly described in Item 6 below. OrbiMed GP has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

OrbiMed Genesis, a limited liability company organized under the laws of Delaware, is the general partner of a limited partnership as more particularly described in Item 6 below. OrbiMed Genesis has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

OrbiMed Capital, a limited liability company organized under the laws of Delaware and a registered investment adviser under the Investment Advisers Act of 1940, as amended, is the investment adviser of certain entities as more particularly described in Item 6 below. OrbiMed Capital has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

The directors and executive officers of OrbiMed Advisors, OrbiMed Capital, OrbiMed GP, and OrbiMed Genesis are set forth on Schedules I, II, III, and IV, respectively, attached hereto. Schedules I, II, III, and IV set forth the following information with respect to each such person:

(i)          name;

(ii)         business address;

(iii)      present principal occupation of employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(iv)       citizenship.

(d) — (e) During the last five years, neither the Reporting Persons nor any Person named in Schedules I through IV has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

Prior to the Merger (as defined below), OrbiMed Private Investments VII, LP (“OPI VII”) and OrbiMed Genesis Master Fund, L.P. (“Genesis”) were stockholders of Enliven Therapeutics, Inc. (“Old Enliven”) and OPI VII and The Biotech Growth Trust PLC (“BIOG”) were stockholders of the Issuer. On February 23, 2023, the Issuer, previously named Imara Inc., consummated its merger with Old Enliven in accordance with the terms of an Agreement and Plan of Merger (the “Merger Agreement”), dated as of October 13, 2022, between the Issuer, Old Enliven, and Iguana Merger Sub, Inc., a wholly owned subsidiary of the Issuer. Pursuant to the Merger Agreement, Merger Sub was merged with and into Old Enliven (the “Merger”), with Old Enliven continuing as the surviving corporation and a wholly owned subsidiary of the Issuer. Under the terms of the Merger Agreement, each share of Old Enliven common stock was converted into the right to receive 0.2951 Shares. After completion of the Merger, the combined company was renamed “Enliven Therapeutics, Inc.”

In addition, prior to the consummation of the merger, the Issuer conducted a 1-to-4 reverse stock split (the “Reverse Stock Split”). References in this Statement to numbers of Shares give effect to the Reverse Stock Split.

The source of funds for such purchases was the working capital of OPI VII and Genesis.

As a result of the transactions described in this Item 3, OrbiMed GP, as the general partner of OPI VII, may be deemed to be the beneficial owners of approximately 21.1% of the outstanding Shares and OrbiMed Genesis, as the general partner of Genesis, may be deemed to be the beneficial owner of 0.7% of the outstanding Shares. OrbiMed Advisors, as the managing member of OrbiMed GP and OrbiMed Genesis, may be deemed to be the beneficial owner of approximately 21.8% of the outstanding Shares. OrbiMed Capital, as the investment advisor to BIOG, may be deemed to be the beneficial owner of 0.1% of the outstanding Shares. None of the Reporting Persons have acquired or disposed of any additional Shares since February 23, 2023.

Item 4.  Purpose of Transaction

This statement relates to the acquisition of Shares by the Reporting Persons. The Shares acquired by the Reporting Persons were acquired for the purpose of making an investment in the Issuer and not with the intention of acquiring control of the Issuer’s business on behalf of the Reporting Persons’ respective advisory clients.

The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s Shares in particular, as well as other developments and other investment opportunities.  Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time.  If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of Shares or otherwise, they may acquire Shares or other securities of the Issuer either in the open market or in privately negotiated transactions.  Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Shares currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as set forth in this Schedule 13D, the Reporting Persons have not formulated any plans or proposals which relate to or would result in:  (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the Issuer’s capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer’s business or corporate structure, (g) any change in the Issuer’s charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer’s securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

 (a) — (b) The following disclosure is based upon 41,011,501 outstanding Shares of the Issuer, as reported directly by the Issuer.

As of the date of this filing, OPI VII, a limited partnership organized under the laws of Delaware, holds 8,661,225 Shares constituting approximately 21.1% of the issued and outstanding Shares. OrbiMed GP is the general partner of OPI VII, pursuant to the terms of the limited partnership agreement of OPI VII, and OrbiMed Advisors is the managing member of OrbiMed GP, pursuant to the terms of the limited liability company agreement of OrbiMed GP. As a result, OrbiMed Advisors and OrbiMed GP share power to direct the vote and disposition of the Shares held by OPI VII and may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares held by OPI VII. Advisors exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho, and W. Carter Neild, each of whom disclaims beneficial ownership of the Shares held by OPI VII.

As of the date of this filing, Genesis, a limited partnership organized under the laws of the Cayman Islands, holds 288,114 Shares constituting approximately 0.7% of the issued and outstanding Shares. OrbiMed Genesis is the general partner of Genesis, pursuant to the terms of the limited partnership agreement of Genesis, and OrbiMed Advisors is the managing member of OrbiMed Genesis, pursuant to the terms of the limited liability company agreement of OrbiMed Genesis. As a result, OrbiMed Advisors and OrbiMed Genesis share power to direct the vote and disposition of the Shares held by Genesis and may be deemed, directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares held by Genesis. OrbiMed Advisors exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho, and W. Carter Neild, each of whom disclaims beneficial ownership of the Shares held by Genesis.

As of the date of this filing, BIOG, a publicly-listed investment trust organized under the laws of England, holds 46,875 Shares constituting approximately 0.1% of the issued and outstanding Shares. OrbiMed Capital is the investment advisor of BIOG. As a result, OrbiMed Capital has the power to direct the vote and disposition of the Shares held by BIOG and may be deemed directly or indirectly, including by reason of mutual affiliation, to be the beneficial owner of the Shares held by BIOG. OrbiMed Capital disclaims any beneficial ownership over the shares of the other Reporting Persons. OrbiMed Capital exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho, and W. Carter Neild, each of whom disclaims beneficial ownership of the Shares held by BIOG.

(c) Except as disclosed in Item 3, the Reporting Persons have not effected any transactions during the past sixty (60) days in any Shares.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In addition to the relationships between the Reporting Persons described in Items 2 and 5 above, OrbiMed GP is the general partner of OPI VII, pursuant to the terms of the limited partnership agreement of OPI VII. Pursuant to this agreement and relationship, OrbiMed GP has discretionary investment management authority with respect to the assets of OPI VII. Such authority includes the power to vote and otherwise dispose of securities held by OPI VII. The number of outstanding Shares of the Issuer attributable to OPI VII is 8,661,225. OrbiMed GP, pursuant to its authority under the limited partnership agreement of OPI VII, may be considered to hold indirectly 8,661,225 Shares.

In addition to the relationships between the Reporting Persons described in Items 2 and 5 above, OrbiMed Genesis is the general partner of Genesis, pursuant to the terms of the limited partnership agreement of Genesis. Pursuant to this agreement and relationship, OrbiMed Genesis has discretionary investment management authority with respect to the assets of Genesis. Such authority includes the power to vote and otherwise dispose of securities held by Genesis.  The number of outstanding Shares of the Issuer attributable to Genesis is 288,114. OrbiMed Genesis, pursuant to its authority under the limited partnership agreement of Genesis, may be considered to hold indirectly 288,114 Shares.

In addition to the relationships between the Reporting Persons described in Items 2 and 5 above, OrbiMed Advisors is the managing member of OrbiMed GP and OrbiMed Genesis, pursuant to the terms of the limited liability company agreements of OrbiMed GP and OrbiMed Genesis. Pursuant to these agreements and relationships, OrbiMed Advisors and OrbiMed GP have discretionary investment management authority with respect to the assets of OPI VII and OrbiMed Advisors and OrbiMed Gensis have discretionary investment management authority with respect to the assets of Genesis. Such authority includes the power of OrbiMed GP to vote and otherwise dispose of securities held by OPI VII and OrbiMed Genesis to vote and otherwise dispose of securities held by Genesis. The number of outstanding Shares attributable to OPI VII is 8,661,225 Shares and the number of outstanding Shares attributable to Genesis is 288,114. OrbiMed Advisors, pursuant to its authority under the terms of the limited liability company agreements of OrbiMed GP and OrbiMed Genesis, may also be considered to hold indirectly 8,949,339 Shares.

In addition to the relationships between the Reporting Persons described in Items 2 and 5 above, OrbiMed Capital is the portfolio manager to BIOG. OrbiMed Capital may be deemed to have voting and investment power over the securities held by BIOG. Such authority includes the power of OrbiMed Capital to vote and otherwise dispose of securities held by BIOG. The number of outstanding Shares attributable to BIOG is 46,875 Shares. OrbiMed Capital, as the portfolio manager to BIOG, may also be considered to hold indirectly 46,875 Shares.

Rishi Gupta (“Gupta”), an employee of OrbiMed Advisors, is a member of the Board of Directors of the Issuer and, accordingly, OrbiMed Advisors and OrbiMed GP may have the ability to affect and influence control of the Issuer. From time to time, Gupta may receive stock options or other awards of equity-based compensation pursuant to the Issuer’s compensation arrangements for non-employee directors. Pursuant to an agreement with OrbiMed Advisors and OrbiMed GP, Gupta is obligated to transfer any securities issued under any such stock options or other awards, or the economic benefit thereof, to OrbiMed Advisors and OrbiMed GP, which will in turn ensure that such securities or economic benefits are provided to OPI VII.

Lock-Up Agreement

In addition, in connection with the Merger, OPI VII and Genesis each entered into a lockup agreement (the “Lock-Up Agreement”) with the Issuer pursuant to which, among other things, each of these stockholders agreed not to, except in limited circumstances: (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any Shares or any securities convertible, exercisable or exchangeable for Shares; (ii) enter into any hedging, swap, short sale, or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Shares, whether or not such transaction is to be settled by delivery of Shares, other securities, cash, or other consideration; (iii) make any demand for or exercise any right with respect to the registration of any Shares or other Issuer equity securities; and (iv) publicly disclose the intention to do any of the foregoing, in each case, from the date of the Lock-Up Agreement until 180 days after the closing date of the Merger.

The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Lock-Up Agreement, which is filed as Exhibit 2 and incorporated herein by reference.

Item 7.  Material to Be Filed as Exhibits

Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital LLC, OrbiMed Capital GP VII LLC, and OrbiMed Genesis GP LLC.
2.	Form of Lock-Up Agreement.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 28, 2023	ORBIMED ADVISORS LLC

	By:	/s/ Carl L. Gordon
Name: Carl L. Gordon
Title: Member

ORBIMED CAPITAL GP VII LLC

	By:	ORBIMED ADVISORS LLC, its managing member

	By:	/s/ Carl L. Gordon
Name: Carl L. Gordon
Title: Member of OrbiMed Advisors LLC

ORBIMED GENESIS GP LLC

	By:	ORBIMED ADVISORS LLC, its managing member

	By:	/s/ Carl L. Gordon
Name: Carl L. Gordon
Title: Member of OrbiMed Advisors LLC

ORBIMED CAPITAL LLC

	By:	s/ Carl L. Gordon
Name: Carl L. Gordon
Title: Member

SCHEDULE I

The names and present principal occupations of each of the executive officers and directors of OrbiMed Advisors LLC are set forth below. Unless otherwise noted, each of these persons is a United States citizen and has a business address of 601 Lexington Avenue, 54th Floor, New York, NY 10022.

Name	Position with Reporting Person	Principal Occupation

Carl L. Gordon	Member	Member OrbiMed Advisors LLC

Sven H. Borho German and Swedish Citizen	Member	Member OrbiMed Advisors LLC

W. Carter Neild	Member	Member OrbiMed Advisors LLC

Geoffrey C. Hsu	Member	Member OrbiMed Advisors LLC

C. Scotland Stevens	Member	Member OrbiMed Advisors LLC

David P. Bonita	Member	Member OrbiMed Advisors LLC

Peter A. Thompson	Member	Member OrbiMed Advisors LLC

Matthew S. Rizzo	Member	Member OrbiMed Advisors LLC

Trey Block	Chief Financial Officer	Chief Financial Officer OrbiMed Advisors LLC

SCHEDULE II

The names and present principal occupations of each of the executive officers and directors of OrbiMed Capital LLC are set forth below. Unless otherwise noted, each of these persons is a United States citizen and has a business address of 601 Lexington Avenue, 54th Floor, New York, NY 10022.

Name	Position with Reporting Person	Principal Occupation

Carl L. Gordon	Member	Member OrbiMed Capital LLC

Sven H. Borho German and Swedish Citizen	Member	Member OrbiMed Capital LLC

W. Carter Neild	Member	Member OrbiMed Capital LLC

Geoffrey C. Hsu	Member	Member OrbiMed Capital LLC

C. Scotland Stevens	Member	Member OrbiMed Capital LLC

David P. Bonita	Member	Member OrbiMed Capital LLC

Peter A. Thompson	Member	Member OrbiMed Capital LLC

Matthew S. Rizzo	Member	Member OrbiMed Capital LLC

Trey Block	Chief Financial Officer	Chief Financial Officer OrbiMed Capital LLC

SCHEDULE III

The business and operations of OrbiMed Capital GP VII LLC are managed by the executive officers and directors of its managing member, OrbiMed Advisors LLC, set forth in Schedule I attached hereto.

SCHEDULE IV

The business and operations of OrbiMed Genesis GP LLC are managed by the executive officers and directors of its managing member, OrbiMed Advisors LLC, set forth in Schedule I attached hereto.

EXHIBIT INDEX

Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital LLC, OrbiMed Capital GP VII LLC, and OrbiMed Genesis GP LLC.
2.	Form of Lock-Up Agreement.